HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: hgracin@gracinmarlow.com

June 17, 2021

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Charles Eastman

Re:	Twin Vee PowerCats, Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 8, 2021
File No. 333-255134

Dear Mr. Eastman:

On behalf of our client, Twin Vee PowerCats, Co. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2021 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 2”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 2.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

United States Securities
and Exchange Commission
June 17, 2021

Amendment No. 1 to Form S-1 filed June 2, 2021 Cover Page

1.	Please tell us the basis for your disclosure that the gross proceeds of this offering will not be less than $15,000,000 given that the price range is $5 to $6.

Response: We believe the gross proceeds of this offering will not be less than $15,000,000 for the following reasons. The public offering, as stated on the cover page of the prospectus, is contingent upon the listing of the Company’s common stock on the Nasdaq Capital Market. In order for the Company to comply with the Nasdaq Capital Market initial listing requirements it must have a market value of unrestricted publicly held shares of at least $15,000,000. The shares held by the only shareholder of the Company are not unrestricted publicly held shares. The gross proceeds of the offering therefore must be at least $15,000,000 in order for the Company to meet the Nasdaq Capital Market initial listing requirements. The representative of the underwriter is aware of this requirement and consented to the language that was included on the cover page of the prospectus.

Our Certificate of Incorporation and our bylaws provide that the Court of Chancery of the State of Delaware, page 23

2.	We note your response to prior comment 3. Please revise to state that your exclusive forum provision does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. In that regard, we note the last sentence of Article VII of your certificate of incorporation. It does not appear that your bylaws have an exclusive forum provision. Please revise your disclosure accordingly.

Response: We have revised the disclosure to state that our exclusive forum provision does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act and corrected the disclosure regarding our bylaws.

Certain Relationships and Related Party Transactions, page 55

3.	We note your disclosure that during the three months ended March 31, 2021 you had purchases of $90,417 from a related party, received cash of $24,300 from your affiliate companies, paid $15,808 to your affiliate companies, and recorded management fees of $10,500 paid to your shareholder parent company. Please revise to identify the related or affiliated parties, disclose the services or products provided to or received from such related parties and elaborate on the nature of the related party transactions.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

United States Securities
and Exchange Commission
June 17, 2021

Response: We have revised the disclosure to identify the related or affiliated parties, add disclosure regarding the services or products provided to or received from such related parties and elaborate on the nature of the related party transactions.

General

4.	We note that you obtained a loan under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $608,224. Please disclose the following: (i) how you intend to use the loan proceeds; and (ii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Response: We have disclosed (i) how we intend to use the loan proceeds; and (ii) whether we expect the loan to be forgiven. We have also added a risk factor to disclose the associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

* * *

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (561) 926-7995 or Leslie Marlow at (212) 907-6457 or (516) 496-2223.

Sincerely,

/s/ Hank Gracin
Hank Gracin

cc:   Joseph Visconti

        CEO, Twin Vee PowerCats Co.